Exhibit 99.1

NEWS RELEASE

Toronto, August 7, 2024

Triple Flag Announces Q2 2024 Results, Management Appointments and 2028 GEOs Outlook

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced its results for the second quarter of 2024 and declared a dividend of US$0.055 per common share to be paid on September 16, 2024. All amounts are expressed in US dollars, unless otherwise indicated.

“Triple Flag is firmly on track to achieve sales guidance of 105,000 to 115,000 gold equivalent ounces (“GEOs”) for 2024, following record performance in the first half of this year. Northparkes delivered another quarter of stronger GEOs driven by higher open-pit grades, which underpinned year-over-year growth of 25% in operating cash flow per share for the Company. Evolution Mining has continued to demonstrate significant value creation as the new operator of Northparkes during a recent analyst and investor site visit. Most notably, a new sub-level cave has been introduced into the potential mining sequence to establish a steadier production profile from Northparkes through the next five years and ahead of longer-term growth from the E22 orebody,” commented Shaun Usmar, CEO.

“We remain disciplined towards capital allocation during this period of strong precious metals prices and are pleased to announce that the performance of our business has provided the basis for our third consecutive annual increase of our dividend by 5% since we listed in 2021. Our portfolio’s organic growth profile is strong and well positioned to deliver long-term value, with expected sales of 135,000 to 145,000 GEOs in 2028. Over the past month, Triple Flag maintained a solid pace of accretive acquisitions with an additional royalty interest in Tamarack as well as new gold streams on the Agbaou and Bonikro mines. With current liquidity available of nearly $640 million, we continue to advance an active and actionable deal pipeline.

Finally, I am pleased to announce the promotion of Eban Bari to Chief Financial Officer and James Dendle to Chief Operating Officer, effective upon Sheldon Vanderkooy assuming the role of Chief Executive Officer and Director in the fourth quarter of 2024. The promotion of Eban and James is a testament to their expertise and dedication as core members of Triple Flag’s high-performing team, as well as their integral role in building this business into the fourth-largest precious metals streaming and royalty company. The CEO transition has progressed seamlessly ahead of my departure in the fourth quarter of this year, which reflects the execution of a multi-year succession development plan and the deep talent pool at Triple Flag.”

Q2 2024 Financial Highlights

	Q2 2024	Q2 2023
Revenue	$63.6 million	$52.6 million
Gold Equivalent Ounces (“GEOs”)[1]	27,192	26,616
Net (Loss) Earnings (per share)	($111.4 million) (-$0.55)	$16.0 million ($0.08)
Adjusted Net Earnings[2] (per share)	$26.3 million ($0.13)	$18.6 million ($0.09)
Operating Cash Flow	$49.4 million	$40.9 million
Operating Cash Flow per Share	$0.25	$0.20
Adjusted EBITDA[3]	$53.0 million	$42.1 million
Asset Margin[4]	92%	91%

GEOs Sold by Commodity and Revenue by Commodity

	Three Months Ended June 30
($ thousands except GEOs)	2024	2023
GEOs[1]
Gold	16,124	17,134
Silver	11,068	8,215
Other	-	1,267
Total	27,192	26,616

Revenue
Gold	37,701	33,856
Silver	25,880	16,232
Other	-	2,503
Total	63,581	52,591

Corporate Updates

•	2024 GEOs Sales Guidance Maintained: Triple Flag remains on track to achieve its sales guidance for 2024 of 105,000 to 115,000 GEOs. As previously announced, we expect the GEOs contribution in 2024 from the higher-gold-grade E31 and E31N open pits at Northparkes to be slightly higher in the second half of the year compared to the first half due to the sequencing of mining and processing activities.

•	Quarterly Dividend Increased: Triple Flag’s Board of Directors declared an increased quarterly dividend of US$0.055 per common share that will be paid on September 16, 2024, to shareholders of record at the close of business on August 30, 2024.

Triple Flag’s forward annualized dividend is now $0.22 per common share, an increase of approximately 5% versus the previous annualized dividend of $0.21 per common share. This represents the Company’s third consecutive annual increase of the dividend since its May 2021 initial public offering.

•	Chief Executive Officer Transition: On July 23, 2024, Triple Flag announced that Sheldon Vanderkooy will succeed Shaun Usmar as Chief Executive Officer and Director, effective upon the departure of Mr. Usmar, who is stepping down to assume a new leadership role with a major diversified mining company. Mr. Usmar will work closely with Mr. Vanderkooy to ensure a seamless transition, anticipated to be finalized in the fourth quarter of 2024.

Mr. Vanderkooy, a founding member of the Triple Flag team since its inception in 2016, has played a pivotal role in the Company’s growth trajectory over the past eight years. As a key member of the senior management team, he has been an integral part of building Triple Flag, starting with our first investment, the Cerro Lindo silver stream. As Chief Financial Officer since 2019, he was instrumental in delivering our successful $264 million initial public offering in 2021. His extensive background includes executive roles with First Quantum Minerals and Inmet Mining, following a partnership at a leading Canadian law firm specializing in mining M&A and financing transactions. With more than 25 years of experience in the mining sector, Mr. Vanderkooy brings a wealth of strategic insight and leadership to his new position. Refer to the July 23, 2024, press release on our website, Triple Flag to Appoint Sheldon Vanderkooy as CEO and Director, for further details.

•	Management Appointments: Triple Flag Precious Metals is pleased to announce the promotion of Eban Bari to Chief Financial Officer and James Dendle to Chief Operating Officer, effective upon Sheldon Vanderkooy assuming the role of Chief Executive Officer and Director in the fourth quarter of 2024. The promotion of James and Eban is a testament to their leadership and expertise as core members of Triple Flag’s high-performing team, as well as their integral role in building this business into the fourth-largest precious metals streaming and royalty company.

Eban, Vice President, Finance, has been with Triple Flag for six years. He is a CPA and is responsible for all finance functions, including tax and treasury.

James joined Triple Flag in 2017, after having advised the Company in a technical capacity since inception. A resource geologist by training with a multi-disciplinary background, James heads corporate development for Triple Flag.

These promotions reflect Triple Flag’s commitment to recognizing internal talent, a multi-year succession plan and that our true competitive advantage has always been our exceptional team.

•	Team Addition: On July 1, 2024, Fraser Cunningham joined Triple Flag as Managing Director of Triple Flag International Ltd., based in Bermuda. An investment banker by training, Fraser has over 15 years of experience as a Managing Director at both Scotiabank and Bank of America, working with a wide range of mining companies and private equity groups providing financial evaluation expertise on various M&A and capital market transactions, primarily in precious and base metals. Select transaction experience with Triple Flag includes the Company’s 2021 initial public offering and 2020 acquisition of the flagship Northparkes gold and silver stream. Fraser holds an Honours Bachelor of Arts with distinction from the Richard Ivey Business School of Western University and is a CFA charterholder.

•	Triple Flag to Acquire Gold Streams on Agbaou and Bonikro. As previously announced on August 7, 2024, Triple Flag has entered into definitive agreements for the acquisition of 3% gold streams on each of the Agbaou and Bonikro producing gold mines in Côte d'Ivoire, operated by Allied Gold Corp., for total cash consideration of $53 million. Refer to the August 7, 2024, press release on our website, Triple Flag to Acquire 3% Gold Streams on Allied Gold Corp.’s Agbaou and Bonikro Mines, for further details.

•	Acquisition of Additional Tamarack Royalty: On July 5, 2024, Triple Flag acquired an additional 1.0% net smelter returns (“NSR”) royalty from Talon Metals Corp. for total cash consideration of $8 million (“Additional Tamarack Royalty”). The royalty will be paid out of Talon’s participating interest in the Tamarack nickel, copper, and cobalt project. Triple Flag also received 8 million common share purchase warrants, each exercisable to acquire one share of Talon Metals Corp. for an exercise price of C$0.20 per share for a period of two years. The royalty is subject to a buydown right to reduce the Additional Tamarack Royalty to 0.6% for $5 million, exercisable for a period of two years, subject to certain conditions. The Additional Tamarack Royalty is in addition to the 1.11% NSR royalty that Triple Flag already owns on the Tamarack project.

•	2023 Sustainability Report Published: On June 25, 2024, Triple Flag released its 2023 Sustainability Report entitled “Resourcing Tomorrow”, showcasing the Company’s sustainability approach, governance, and performance. Key highlights from this report include the continued offset of all our Scope 1, 2 and 3 emissions to remain carbon neutral since inception, the investment of nearly $470,000 by Triple Flag into specific initiatives to support communities near our operators’ producing assets, and our assistance in helping these communities access a total of $300,000 in additional funding from the World Gold Council by nominating local initiatives focused on poverty reduction.

•	Sustainalytics ESG Risk Rating Improvement: Subsequent to quarter-end, Triple Flag was recognized by Morningstar Sustainalytics as an ‘ESG Industry Top Rated’ and ‘ESG Regional Top Rated’ company. Improving 25% from our 2023 rating, Triple Flag’s new ESG Risk Rating of 6.7 (negligible risk) is a testament to the commitment of our team and mining partners to ESG excellence as a necessary requirement for maximizing long-term stakeholder returns while limiting business disruption and maintaining the privilege to operate in the regions we choose to invest. Triple Flag is now ranked 2nd out of 118 companies in the global precious metals sector.

Q2 2024 Portfolio Updates

Significant newsflow and milestones related to assets within our portfolio announced during the second quarter of 2024 are detailed below.

Australia:

•	Northparkes (54% gold stream and 80% silver stream): Sales from Northparkes in Q2 2024 were 6,620 GEOs, compared to 6,286 GEOs in Q1 2024 and 3,339 GEOs in Q4 2023. We continue to expect higher grade open pit ore from E31 and E31N to contribute to mill feed blend through at least 2025.

In June 2024, Evolution Mining hosted an analyst and investor site visit to showcase recent developments and future growth strategies at Northparkes. Notably, partial mining of E48 via a sub-level (“SLC”) cave is now being contemplated, as E48 is a well-established mine that until December 2023 was being extracted by block cave. The introduction of a potential SLC at E48 represents optimization of the mine plan under Evolution’s operatorship as this portion of the upper area would have been lost to dilution under the former block cave-only mine plan. With the first SLC at E48 expected to be commissioned starting from the second quarter of 2025, as well as the orebody’s higher reserve grade of 0.41 g/t Au, the operator now expects Northparkes to deliver a steadier production profile following the depletion of the E31 and E31N open pits and through to commissioning of E22. First production from the E22 orebody is now expected during Evolution’s fiscal year ending June 30, 2029, with a current reserve grade of 0.37 g/t Au. The average milled head grade at Northparkes from 2021 to 2023, prior to the introduction of the higher-gold grade E31 and E31N open pits, was approximately 0.15 g/t Au.

For the E48 SLC, a pre-feasibility study is expected to be completed in the first quarter of 2025. Currently, the mine life for E48 SLC is expected to end in 2034.

The E22 block cave feasibility study was completed at the end of June 2024, as planned, and is currently subject to review by the Evolution Board of Directors. Additionally, a SLC and hybrid option study for E22 is expected to be completed by Evolution by June 30, 2025.

•	Beta Hunt (3.25% GR gold royalty and 1.5% NSR gold royalty): Royalties from Beta Hunt in Q2 2024 equated to 1,444 GEOs, an improvement from 1,214 in Q1 2024 due to the impact of wet weather conditions on processing operations.

On August 1, 2024, Westgold Resources Ltd. (“Westgold”) and Karora Resources Inc. (“Karora”) closed the previously announced friendly merger pursuant to which, Westgold has acquired 100% of the issued and outstanding common shares of Karora. Completion of the transaction is expected to create one of the top 5 largest, ASX-listed gold producers operating exclusively in Western Australia with a strong balance sheet, a significantly expanded exploration fleet to deploy at Beta Hunt’s Fletcher zone, and a secondary TSX listing.

The expansion project to increase mine capacity at Beta Hunt to 2 million tonnes per annum remains on track for completion by the end of 2024.

•	Fosterville (2.0% NSR gold royalty): Royalties from Fosterville in Q2 2024 equated to 901 GEOs. Fosterville is also currently advancing an upgrade of the primary ventilation system to sustain the mining rate in the Lower Phoenix zones in future years. The operator expects the project to be completed by early 2025. Fosterville continues to focus on productivity gains and cost control at the mine and the mill to maximize throughput and reduce unit costs to ensure that the asset remains a sustainable producer of 175,000 to 200,000 ounces of gold annually.

Latin America:

•	Cerro Lindo (65% silver stream): Sales from Cerro Lindo in Q2 2024 were 8,584 GEOs. Ongoing exploration at Cerro Lindo is primarily focused on extending the mineralization of near mine targets known as Orebodies 8B, 9 and 6a, as well as the Patahuasi Millay target located within Triple Flag’s stream area. Assays returned during the second quarter of 2024 included 32.1 meters grading 4.56% Zn, 1.53% Pb and 80.33 g/t Ag at Orebody 8BC, which compares to the current proven and probable silver reserve grade of 22.6 g/ti.

•	Camino Rojo (2.0% NSR gold royalty on oxides): Royalties from Camino Rojo in Q2 2024 equated to 613 GEOs. 2024 production guidance for the asset remains unchanged at 110,000 to 120,000 ounces of gold.

•	Buriticá (100% silver stream, fixed ratio to gold): Sales from Buriticá in Q2 2024 were 1,455 GEOs. Throughout the second quarter of 2024, Buriticá was able to maintain steady operations; however, due to the ongoing presence of illegal miners, certain areas of the mine were avoided as a precautionary measure. The mine site continues to engage closely with the surrounding community on illegal mining and is supported by the National Army and National Police of Colombia.

North America:

•	Young-Davidson (1.5% NSR gold royalty): Royalties from Young-Davidson in Q2 2024 equated to 677 GEOs. On May 14, 2024, Alamos Gold Inc. (“Alamos”) released intercepts from underground exploration drilling from the mid-mine, revealing a new style of higher-grade gold mineralization in zones within the hanging wall of the 100%-owned Young-Davidson producing mine.

These zones are located between 10 and up to 200 meters south of existing infrastructure and reserves & resources, demonstrating production upside potential with grades well above the current reserve grade of 2.31 g/t Au. Highlight intercepts include: 7.41 g/t Au over 22 meters, 19.94 g/t Au over 4.55 meters, 5.24 g/t Au over 9 meters and 10.73 g/t Au over 15.55 meters.

A total of $12 million has been budgeted for exploration at Young-Davidson in 2024. As of December 31, 2023, Alamos estimates a mine life of approximately 15 years for Young-Davidson based on current underground mining rates.

•	Florida Canyon (3.0% NSR gold royalty): Royalties from Florida Canyon in Q2 2024 equated to 549 GEOs. A technical report on Florida Canyon was released during the second quarter of 2024, which highlighted average annual gold production of 70,000 ounces from 2024 through 2030 under the current heap leach operation.

Alamos completed the previously announced acquisition of Argonaut Gold on July 12, 2024, pursuant to which, Florida Canyon was spun out to a newly created junior gold producer known as Florida Canyon Gold Inc. This new operator also received $10 million from Alamos in exchange for a 19.9% ownership interest following the spin-off.

On July 29, 2024, Integra Resources Corp. (“Integra”) announced a friendly acquisition of Florida Canyon Gold Inc. The transaction is expected to close in the fourth quarter of 2024.

•	Gunnison and Johnson Camp Mine (3.5% to 16.5% copper stream and 1.5% GR copper royalty): On May 15, 2024, Nuton LLC, a Rio Tinto venture, announced that it has elected to proceed to Stage 2 of a two-stage work program on the use of copper heap leach technologies for primary sulphide mineralization at Excelsior Mining’s 100%-owned Johnson Camp Mine (“JCM”) property in Arizona.

Triple Flag owns a 1.5% GR copper royalty on JCM, which is also within the coverage area of the Company’s separate oxide copper stream on Excelsior’s flagship Gunnison property.

Under Stage 2, Nuton will make a $5 million payment to Excelsior for the use of existing infrastructure at JCM and will also be responsible for funding all the operator’s costs associated with the five-year milestone driven program. Successful completion of all milestones would result in commercial production over several years.

Mining is expected to commence in 2024, with first Nuton copper production expected in 2025. A leach pad permit was previously received in 2023, with two amendments expected to be completed in three to six months for future JCM operations. The site has an existing and fully operational SXEW processing plant.

Revenue from JCM will be used to pay back the costs of Stage 2 at Nuton and the fulfillment of royalty and stream obligations, as well as other project costs. Under a 2023 Preliminary Economic Assessment (“PEA”), JCM is currently designed to produce 492 million pounds of copper over a 21-year mine life based on conventional open pit mining.

•	Eskay Creek (0.5% NSR gold and silver royalty): During the second quarter of 2024, Skeena Resources Ltd. (“Skeena”) announced it has secured a $750 million financing package with Orion Resource Partners to advance the 100%-owned Eskay Creek gold and silver project to production. Skeena’s most recent initial capital estimate for the project is $528 million from a November 2023 definitive feasibility study.

Permitting for Eskay Creek is expected to be completed by the end of 2025, with full construction expected in 2026. First gold pour is expected in the first half of 2027.

•	Hope Bay (1.0% NSR gold royalty): Exploration drilling during the second quarter of 2024 returned strong infill results in the Patch 7 area of the Madrid deposit, including 17.0 g/t gold over 25.8 meters. This emerging new mineralized area continues to show excellent continuity as well as grades and thicknesses greater than average for the Madrid deposit. Agnico Eagle expects that the 2024 drilling in this area should have a positive impact on mineral resources and on mining scenarios for potential project redevelopment.

•	DeLamar (2.5% NSR gold and silver royalty, partial coverage): During the second quarter of 2024, Integra announced that the mine plan of operations for the DeLamar heap leach project has met the content permitting requirements by the US Bureau of Land Management to proceed under the National Environmental Policy Act (“NEPA”) process. A feasibility study on the project, which will include mineralized stockpiles, is expected in the fourth quarter of 2024. A Record of Decision (“ROD”) under the NEPA process for DeLamar is slated to be received by the end of 2026.

On July 29, 2024, Integra announced a friendly acquisition of Florida Canyon Gold Inc. The transaction is expected to close in the fourth quarter of 2024.

•	Updates on Pumpkin Hollow and Moss: On June 10, 2024, Nevada Copper Corp. (“Nevada Copper”) announced that it filed for creditor protection under Chapter 11 of the United States Bankruptcy Code. As previously announced, we have not assumed any GEO sales from Pumpkin Hollow in 2024. During its restructuring period, Nevada Copper is pursuing a sales process and has retained Moelis & Company LLC as an advisor. Our interests related to the Pumpkin Hollow gold and silver stream are second secured against all of Nevada Copper’s assets. Separately, our royalty interests on the Pumpkin Hollow property have been registered and/or otherwise recorded in the applicable state and federal registries. An impairment charge of $104.1 million related to our interests in Nevada Copper has been recorded in Triple Flag’s Q2 2024 financial statements.

On July 30, 2024, Elevation Gold Mining Corp. (“Elevation”) filed for creditor protection under the Companies’ Creditors Arrangement Act. The Moss gold and silver heap leach operation located in Arizona, USA has been placed under care & maintenance. As previously disclosed, Elevation announced in April 2024 that it had temporarily suspended silver stream delivery obligations to Triple Flag. Our interests related to the Moss mine, including the silver stream, are first secured against all of Elevation’s assets. An impairment charge of $33.2 million related to our interests in Elevation has been recorded in Triple Flag’s Q2 2024 financial statements.

Rest of World:

•	Impala Bafokeng (70% gold stream): Sales from Impala Bafokeng in Q2 2024 were 1,405 GEOs. On July 4, 2024, Impala Platinum Holdings confirmed that the illegal work stoppage at the North Shaft of the BRPM operation at Impala Bafokeng had been resolved. The illegal strike action involving members of the contractor workforce, who demanded permanent positions, commenced on June 27, 2024.

•	ATO (25% gold stream and 50% silver stream): Sales from the ATO streams in Q2 2024 were 1,254 GEOs. On August 1, 2024, the previously announced merger of Steppe Gold and Boroo Gold was completed. The completion of this acquisition has established Steppe Gold as the largest gold producer in Mongolia, providing further financial strength, asset diversification and scale.

Commissioning of the ATO Phase 2 Expansion project remains on track for the first half of 2026. Early works at site continue to progress, which includes field work for a feasibility study, geotechnical studies and trade-off studies to optimize the grinding circuit and the use of Jameson cells versus conventional flotation. These activities are expected to be completed by the end of September 2024. Separately, WSP has been appointed a design partner, focusing on the detailed engineering design for a new flotation plant.

•	Koné (2.0% NSR gold royalty): On May 9, 2024, Montage Gold Corp. (“Montage”) announced that the 100%-owned Koné gold project in Côte d’Ivoire received its environmental permit. An Environmental and Social Impact Assessment was previously submitted in December 2023.

On July 10, 2024, Montage announced the receipt of the mining permit for Koné. With the project now fully permitted within the timelines previously guided by the operator, construction is anticipated to begin in Q1 2025.

On July 17, 2024, Montage announced a C$180 million brokered private placement to advance the Koné project, which includes a new strategic investment by Zijin Mining in exchange for a 9.9% ownership interest. Upon close in mid-August, the Lundin family is also expected to increase their ownership interest in Montage to 19.9% from approximately 18%.

•	Prieska (0.8% GR royalty and 84% gold and silver stream, fixed ratio): Orion Minerals Limited (“Orion Minerals”) has now completed trial mining of the supergene orebody in advance of the updated feasibility study for the fully permitted Prieska copper and zinc project, which remains scheduled for completion in the second half of 2024.

Long-Term GEOs Sales Outlook

Triple Flag has updated our long-term GEOs sales outlook to reflect recent developments including those at Nevada Copper and Elevation, as well as current operator guidance.

We expect our business to deliver sales of 135,000 to 145,000 GEOs in 2028, a significant increase over current levels driven by the following assumptions and operator guidance:

•	Northparkes – The development of the E48 SLC as described above.

•	Cerro Lindo – Pursuant to the stream agreement, a step-down in the stream rate from 65% to 25% starting in 2026.

•	ATO – Production from Phase 2 commencing in 2026. We expect the annual cap on our gold and silver streams to be fully effective in 2028.

•	Pumpkin Hollow and Moss – We have not assumed any GEOs sales from our stream and/or royalty interests.

•	Gunnison and JCM – First Nuton copper production at JCM during 2025.

•	Development and exploration stage assets – In the medium to long term, deliveries from Eskay Creek (Skeena), Hope Bay (Agnico Eagle), Koné (Montage), Prieska (Orion Minerals), Buffalo Valley (SSR Mining Inc.), DeLamar (Integra), South Railroad (Orla Mining Ltd.), Ana Paula (Heliostar Metals Ltd.), Fenn-Gib (Mayfair Gold Corp.), Gemfield (Centerra Gold Inc.’s Goldfield project), and Silvertip (Coeur Mining, Inc.).

The majority of the GEOs sales expected in 2028 are derived from mines that are currently in production or supported by Mineral Reserve and Mineral Resource estimates. Above and beyond 2028, exists further optionality associated with exploration stage projects that may be advanced to production during the period. Our long-term sales outlook continues to be based on a metal price assumption of $1,850/oz Au, $22/oz Ag and $4.00/lb Cu.

Conference Call Details

A conference call and live webcast presentation will be held on August 8, 2024, starting at 9:00 a.m. ET (6:00 a.m. PT) to discuss these results. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for one year following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/841971665
Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984, followed by # key

Replay (Until August 22):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984, followed by # key

About Triple Flag Precious Metals

Triple Flag is a pure play, precious-metals-focused streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 236 assets, including 17 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 32 producing mines and 204 development and exploration stage projects, and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Qualified Person

James Lill, Director, Mining for Triple Flag Precious Metals and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release includes, but is not limited to, statements with respect to the Company’s annual and five-year guidance, the payment of a quarterly dividend, certain approved changes to the Company’s management team, operational and corporate developments for the Company, developments in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests, strengths, characteristics, the payment of a dividend by the Company, the conduct of the conference call to discuss the financial results for the second quarter of 2024, and our assessments of, and expectations for, future periods (including, but not limited to, the long-term sales outlook for GEOs). In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk and Risk Management” in our management’s discussion and analysis in respect of the second quarter of 2024 and the caption “Risk Factors” in our most recently filed annual information form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Endnotes

Endnote 1: Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS Accounting Standards measure:

	Three months ended		Six months ended
	June 30,		June 30,
($ thousands, except average gold price and GEOs information)	2024	2023	2024	2023
Revenue	63,581	52,591	121,109	102,860
Average gold price per ounce	2,338	1,976	2,203	1,932
GEOs	27,192	26,616	54,986	53,215

Endnote 2: Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

•	impairment charges, write-downs, and reversals, including expected credit losses;

•	gain/loss on sale or disposition of assets/mineral interests;

•	foreign currency translation gains/losses;

•	increase/decrease in fair value of investments;

•	non-recurring charges; and

•	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended		Six months ended
	June 30		June 30
($ thousands, except share and per share information)	2024	2023	2024	2023
Net (loss) earnings	$(111,437)	$16,034	$(94,013)	$32,568
Impairment charges and expected credit losses[1]	141,771	—	148,034	—
Loss on disposal of mineral interests[2]	—	1,000	—	1,000
Foreign currency translation gain	(55)	(6)	(95)	(52)
Decrease in fair value of investments	1,339	1,377	1,766	69
Income tax effect	(5,316)	151	(6,185)	254
Adjusted net earnings	$26,302	$18,556	$49,507	$33,839
Weighted average shares outstanding – basic	201,249,986	202,041,353	201,195,314	196,938,120
Net (loss) earnings per share	$(0.55)	$0.08	$(0.47)	$0.17
Adjusted net earnings per share	$0.13	$0.09	$0.25	$0.17

1.	Impairment charges for the three and six months ended June 30, 2024 largely relate to the impairment of the Nevada Copper stream and receivables and the Moss stream and receivables. Expected credit losses for the three and six months ended June 30, 2024 primarily relate to expected credit loss provision for loan receivables.

2.	Loss on disposal of mineral interests for the three and six months ended June 30, 2023 represent the loss on the Eastern Borosi NSR due to a buyback exercised by the operator.

Endnote 3: Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	income tax expense;

•	finance costs, net;

•	depletion and amortization;

•	impairment charges, write-downs, and reversals, including expected credit losses;

•	gain/loss on sale or disposition of assets/mineral interests;

•	foreign currency translation gains/losses;

•	increase/decrease in fair value of investments;

•	non-cash cost of sales related to prepaid gold interests; and

•	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs net, and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, non-cash cost of sales related to prepaid gold interests and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended		Six months ended
	June 30		June 30
($ thousands)	2024	2023	2024	2023
Net (loss) earnings	$(111,437)	$16,034	$(94,013)	$32,568
Finance costs, net	1,379	1,269	2,673	2,578
Income tax expense	260	1,626	2,978	2,992
Depletion and amortization	17,241	15,832	35,051	31,852
Impairment charges and expected credit losses[1]	141,771	—	148,034	—
Loss on disposal of mineral interests[2]	—	1,000	—	1,000
Non-cash cost of sales related to prepaid gold interests	2,463	4,921	4,636	10,481
Foreign currency translation gain	(55)	(6)	(95)	(52)
Decrease in fair value of investments	1,339	1,377	1,766	69
Adjusted EBITDA	$52,961	$42,053	$101,030	$81,488

1.	Impairment charges for the three and six months ended June 30, 2024 largely relate to the impairment of the Nevada Copper stream and receivables and the Moss stream. Expected credit losses for the three and six months ended June 30, 2024 primarily relate to expected credit loss provision for loan receivables.

2.	Loss on disposal of mineral interests for the three and six months ended June 30, 2023 represent the loss on the Eastern Borosi NSR due to a buyback exercised by the operator.

Endnote 4: Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended		Six months ended
	June 30		June 30
($ thousands except Gross profit margin and Asset margin)	2024	2023	2024	2023
Revenue	$63,581	$52,591	$121,109	$102,860
Less: Cost of sales	(24,677)	(25,644)	(48,946)	(53,040)
Gross profit	38,904	26,947	72,163	49,820
Gross profit margin	61%	51%	60%	48%
Gross profit	$38,904	$26,947	$72,163	$49,820
Add: Depletion	17,156	15,740	34,876	31,668
Add: Non-cash cost of sales related to prepaid gold interests	2,463	4,921	4,636	10,481
	58,523	47,608	111,675	91,969
Revenue	63,581	52,591	121,109	102,860
Asset margin	92%	91%	92%	89%

i Refer to Nexa’s press release dated March 27, 2024, “Nexa Resources Announces 2023 Year-End Mineral Reserves and Mineral Resources”.